UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Anglo American plc
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   (Last)                           (First)             (Middle)

     20 Carlton House Terrace
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                                    (Street)

     London SW1Y 5AN, United Kingdom
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Terra Industries Inc. (TRA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     March/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (Month/Day/Year) Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Shares of Terra Industries
Inc. (TRA)                            3/13/2000      S               1,000,000   D      $2.25    37,560,725     I         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares of Terra Industries
Inc. (TRA)                            3/13/2000      S               4,000,000   D      $2.25        0          I         (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (7-97)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 3)

     Call options (right to purchase)
     ---------------------------------------------------------------------------
================================================================================
2.   Conversion or Exercise Price of Derivative Security

     $0.00
     ---------------------------------------------------------------------------
================================================================================
3.   Transaction Date (Month/Day/Year)

     3/13/2000
     ---------------------------------------------------------------------------
================================================================================
4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------
             P
================================================================================
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                         (D)
     ------------------            ------------
         5,000,000
================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
           Mar 13, 2000                   Mar 13, 2004
================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
       Common Shares                        5,000,000
================================================================================
8.   Price of Derivative Security (Instr. 5)

     $2
================================================================================
9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     5,000,000
     ---------------------------------------------------------------------------
================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     I
     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     (3)
     ---------------------------------------------------------------------------
================================================================================

Explanation of Responses:
(1) The disposed shares were held by Taurus International S.A., a wholly-owned direct subsidiary of Anglo American plc. The filing of this Statement shall not be deemed to be an admission that Anglo American plc, Taurus International S.A. or Taurus Investments S.A. constitute a group for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").
(2) The disposed shares were held by Taurus Investments S.A., a wholly-owned direct subsidiary of Anglo American plc.
(3) The call options are held by Taurus International S.A. Taurus International S.A. has agreed with Taurus Investments S.A. to hold 4,000,000 options for the risk and benefit of Taurus Investments S.A. The call options were entered into simultaneously with the sale of the Common Shares and, as a result, Anglo American plc did not have a profit from the sale of the Common Shares and purchase of the call options pursuant to Exchange Act Rule 16b-6(c)(2). Anglo American plc, Taurus International S.A. and Taurus Investments S.A. each disclaim beneficial ownership of the Common Shares subject to the call options for purposes of Section 13(d) of the Exchange Act.


Anglo American plc
By:

      /s/ Ben Keisler                                       April 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name:
Title:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2
                                                                 SEC 1474 (7-97)